Exhibit 99.1

NUVA Announces Non Brokered Private Placement

February 28, 2014 – Nuva Pharmaceuticals Inc. (the “Company” or “NUVA”) (TSXV: NPH) is pleased to announce a non-brokered Private Placement of up to 2,000,000 units of the Company at a price of $0.10 per unit (the “Units”) for gross proceeds of up to $200,000 (the “Offering”).

Each Unit will consist of one (1) common share (the “Common Share”) and one (1) transferrable share purchase warrant. Each warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.10 per Common Share.

Proceeds from the Offering will be used by NUVA for general ongoing corporate and working capital purposes.

In connection with the Offering, the Company may pay a finder’s fee pursuant to the policies of the TSX Venture Exchange.

This Offering is subject to receipt of all necessary approvals including approval of the TSX Venture Exchange and the Company’s Board of Directors.

On behalf of:

NUVA Pharmaceuticals Inc.

Jamie Lewin,

Director and CFO jlewin@nuvapharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves NUVA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. NUVA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to NUVA as of the date of this release, and NUVA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of NUVA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.